VIA EDGAR AND FACSIMILE (202) 772-9368

September 29, 2008

Ms. Jill Davis
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Western Goldfields Inc.
 Form 10-KSB for the Fiscal Year Ended December 31, 2007
 Filed March 28, 2008
 Form 10-Q for the Quarterly Period Ended June 30, 2008
 Filed August 11, 2008
 File No. 1-33802

Dear Ms. Davis,

We are pleased to provide you our responses, as Annex A to this letter, to the matters raised in your comment letter of September 15, 2008. Where applicable, we will incorporate additional disclosures in future filings. For ease of reference, the text of your comments has been reproduced, followed by our response.

In connection with responding to the comments of the United States Securities and Exchange Commission (“the Commission”), Western Goldfields Inc. (“the Company” or “Western Goldfields”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments does not preclude the Commission from taking any action with respect to the filing; and,
•	The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Brian W. Penny
Mr. Brian W. Penny
Chief Financial Officer

cc:   Mark Wojciechowski
United States Securities and Exchange Commission

Dean Braunsteiner
PricewaterhouseCoopers LLP

Christopher J. Cummings
Shearman & Sterling LLP

ANNEX A

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2007

Description of the Business

Business of the Issuer, page 8

1.
We note your disclosure that in 2007 all of your sales were exclusively to one customer. In accordance with FRC Section 503.02, for all periods presented, please identify your customers that account for greater than 10 percent of your consolidated revenues. Refer to Item 101(b) of Regulation S-K.

Response:

In assessing the appropriateness of our disclosure, we reviewed FRC Section 503.02 and Regulation S-K Item 101 Description of Business. We specifically considered the guidance in Regulation S-K Item 101 Description of Business, part c (vii), which states (emphasis added):

c (vii) The dependence of the segment upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment. The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. The names of other customers may be included, unless in the particular case the effect of including the names would be misleading. For purposes of this paragraph, a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer.

Based upon management’s understanding of this rule, disclosure of the name of the customer is not required, unless the loss of that customer would have a material adverse effect on the Company. The Company is selling refined gold which is an actively traded commodity with a significant number of potential customers including but not limited to refiners, banks, and bullion dealers. At this time the Company has chosen to deal exclusively with one customer, however given the type of commodity produced, other customers can be easily identified and sold to. Accordingly, management does not believe the loss of its customer for the year ended December 31, 2007 would have a material adverse effect on the Company’s financial position.

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To enhance clarity and transparency in financial reporting, management will revise the discussion in future filings to include the following (emphasis added to new disclosure):

“We sell our gold production to bullion dealers and refiners. In 2007, our sales of $4.7 million were exclusively to one customer. In 2006, sales to two customers were $6.9 million and $0.9 million, respectively. The loss of these customers would not have a material adverse effect on the Company as there is an available market for our gold bullion from other purchasers.”

Comment:

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Contractual Obligations, page 51

2.
It appears that your table of contractual obligations does not include amounts related to your loan payable or your gold hedging contracts. Item 303(a)(5) of Regulation S-K requires the table include all the obligations of the registrant that fall within the specified categories, and provides that the table may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations. Please expand your tabular disclosure to include the amounts related to your loan payable and gold hedging contracts, or tell us why you believe such amounts are not required to be included in your table. This comment also applies to the like disclosure you provided in your Form 10-Q for the quarterly period ended June 30, 2008.

Response:

At the Company’s option, the gold hedging contracts can be financially settled or settled by physical delivery. In reviewing Item 303 (a) (5), the tabular disclosure is aimed at capturing a company’s up-coming cash payment obligations under long-term borrowings, capital and/or operating lease obligations or purchase obligations. Since the settlement of these gold contracts can be done through physical delivery at the Company’s option, the Company has not incurred a future cash obligation. Accordingly, we do not believe that these contracts are required to be included in the contractual obligations table. However, we have included a discussion of these contracts under the liquidity and capital resources section of the Company’s MD&A.

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On Form 10-KSB for the fiscal year ended December 31, 2007, the Company has not disclosed amounts related to our loan payables. Management will revise the chart in future filings to include the following:

“	Total	Less than 1 Year	2- 3 Years	4- 5 Years	More than 5 Years
Loan payable (1)	$76,462	$6,882	$23,703	$18,542	$27,335
Mesquite expansion project	12,304	12,304	-	-	-
Reclamation and remediation obligations (2)	11,888	120	520	170	11,078
Share of office lease	2,739	193	537	533	1,476
Total (3)	$103,393	$19,499	$24,760	$19,245	$39,889

(1)
In addition to the scheduled repayments, mandatory prepayments are required semi annually based on excess cash flow from the Mesquite Mine. An estimate of the timing and amount of prepayments has not been included in the chart above, as these payments are based on the amount by which the Mesquite Mine’s cash balance, at date of repayment, exceeds $4.0 million.

(2)	In current dollars (undiscounted).

(3)	This chart does not include obligations that can be settled by physical delivery of gold.”

Comment:

Consolidated Statements of Operations and Comprehensive Loss, page 58

3.
We note you present a separate line item within expenses identified as ‘Stock Compensation Expense’. Please modify your presentation to be consistent with the guidance provided in SAB Topic 14:F, or otherwise advise. This comment is also applicable to your Form 10-Q for the quarter ended June 30, 2008.

Response:

The stock based compensation expense relates mainly to individuals whose salaries and wages are recorded and classified within general and administrative expenses. The majority of these individuals form the Company’s corporate office management team and are correctly classified separately from expenses relating to operations of the mine.

To enhance clarity and transparency in financial reporting, management will revise future filings to reclassify stock based compensation expense within general and administrative expenses where the Company reflects salaries and other compensation of the management team.

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Comment:

Note 2 – Basis of Presentation and Significant Accounting Policies

Exploration and Development Cost, page 64

4.
We note your disclosure that you capitalize development costs for projects that meet the definition of an asset after mineralization is classified as proven and probable reserves; and that you amortize such cost on a straight line basis over the expected life of the mineral property. It is unclear how this policy is consistent with your disclosure on page 65 that states “Depreciation of mine development costs, processing plant, mine structures and infrastructure is calculated on a units of production basis over the estimated life of the ore body based on estimated proven and probable reserves.” Please clarify for us the apparent inconsistency between your disclosures.

Response:

As at December 31, 2007, property, plant and equipment included $1,365,074 in respect of fauna relocation costs. Since these costs are unrelated to the mine’s production, these development costs are being depreciated on a straight line basis over the life of the mineral property. All other mine development costs are being depreciated on a units of production basis over the estimated life of the ore body based on estimated proven and probable reserves.

To enhance clarity and transparency in financial reporting, management will revise future filings to include the following:

“Exploration and Development Costs

In accordance with U.S. GAAP, the Company expenses exploration costs as incurred. The Company capitalizes costs in respect of projects that meet the definition of an asset after mineralization is classified as proven and probable reserves. Upon the completion of the feasibility study in respect of the Mesquite Mine in August 2006 and the determination of proven and probable reserves, the Company now capitalizes development costs for that mineral property.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of mobile mining equipment and other equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to twelve years. Development costs relating to the relocation of fauna, which bear no relation to mineral production, are being depreciated on a straight line basis over the expected life of the mineral property. All other development costs, processing plant, mine structures and infrastructure is being depreciated on a units of production basis over the estimated life of the ore body based on estimated proven and probable reserves.”

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Comment:

Revenue Recognition, page 66

5.	For all periods presented, please tell us the amount of silver by-product credits that reduced cost of sales, and if significantly, modify your disclosure to include such amounts.

Response:

Silver by-product credits that reduced cost of sales for the year ended December 31, 2007 was $13,309. This amount is not considered to be significant by management. We will continue to assess the significance of silver by-product credits in future periods and will disclose this information as appropriate in future filings.

Comment:

Note 17 Stock Options and Warrants

Options, page 77

6.
We were unable to locate all of the disclosures required by paragraph A240 of SFAS 123(R). For example, we could not locate the intrinsic value of options exercisable or options outstanding, or the total amount of compensation cost related to non-vested awards and the weighted average period over which it is expected to be recognized. Please review the disclosure requirements and expand your disclosure as necessary or otherwise confirm, if true, that all disclosures as necessary have been made.

Response:

We have considered the disclosure requirements of paragraph A240 of SFAS 123(R) and noted that:

•
The Company has a stock incentive plan in which the option exercise price is determined by the Compensation Committee of the Board of Directors at its sole discretion but such price shall not be less than the closing price of the Company’s common stock on the Toronto Stock Exchange two trading days after the date of the grant. All option grants have been made at an exercise price equal to the market price at the grant date; hence, there is no intrinsic value to report for options exercisable or outstanding.

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•
On Form 10-KSB for the fiscal year ended December 31, 2007, the Company has not disclosed the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Management will revise future 10-K filings to include the following:

“As of December 31, 2008, there was $- (2007 - $1,700,716) of total unrecognized compensation cost related to nonvested stock based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted-average period of – years (2007 - 1.1 years).”

Management believes that all other necessary disclosures under paragraph A240 of SFAS 123(R) have been made.

Comment:

Form 10-Q for the Quarterly Period Ended March 31, 2008

Consolidated Statement of Cash Flows, page 7

7.
We note you present changes in restricted cash within the determination of cash flow provided (used) by operating activities. Please tell us your basis for including this activity within operating activities. We further note this amount was included in the investing activity section in your Form 10-KSB for the fiscal year ended December 31, 2007.

Response:
The Company, through its wholly-owned subsidiary, Western Mesquite Mines, Inc. entered into a term loan facility with a syndicate of banks, dated March 30, 2007 as amended and restated on May 31, 2007. Under the terms of this facility the Company has deposited $7.5 million in a cost overrun account until completion of the Mesquite Mine development project, which occurs on satisfaction of physical and economic completion tests as set out in the credit agreement.

In reviewing our Form 10-Q, for the interim period ended March 31, 2008, there was no impact on the cash flow statement relating to restricted cash either for the current period or for the prior year.

The Company initially classified the $7.5 million increase in restricted cash as an operating activity in Form 10-QSB for the interim period ended June 30, 2007 which is included in the comparative figures in Form 10-Q for the interim period ended June 30, 2008.

In preparing our December 31, 2007 consolidated financial statements, in consultation with our auditors, we concluded that the change in restricted cash should be reported as an investing activity, not an operating activity.

We propose to present the comparative figures in the cash flow statement in our 10-Q filing for the interim period ending September 30, 2008 to reflect the change in restricted cash as a cash flow from investing activities. We will include appropriate disclosure regarding the fact that the comparative amount has been revised to conform with our December 31, 2007 year end presentation.

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In addition, our annual December 31, 2008 10-K filing will include the results of the Company’s eight most recently completed quarters. In this disclosure we will also include a footnote highlighting the fact that the change in the restricted cash balance has been reported as an investing activity to conform with the December 31, 2007 year end presentation.

We do not consider the effect of the re-classification to be material to our June 30, 2007 10-QSB and June 30, 2008 10-Q financial statements.

Comment:

Notes to the Consolidated Financial Statements

Note 20 Subsequent Events, page

8.
We note your disclosure that effective July 31, 2008 you settled the first delivery of 5,500 ounces of gold under your hedging contracts. Please tell us if the hedging contracts require you to physically deliver ounces of gold, or if the contracts permit, or require net settlement.

Response:

On July 31, 2008, the Company settled the first delivery of 5,500 ounces of gold under its hedging contract on a net settlement basis. The contracts permit the physical delivery of gold or net settlement.

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